August 4, 2017
VIA EDGAR CORRESPONDENCE
Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     XL Group Ltd
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 1-10804

Dear Ms. Blye:
We are in receipt of the letter dated July 7, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to XL Group Ltd’s (“XL”, “we,” or “our”) Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (“Form 10-K”).
Set forth below are XL’s responses to the comments raised by the Staff. For the convenience of the Staff, we have repeated the Commission’s comments (displayed in italics) immediately prior to our responses.
General

1.
You disclose on pages 3, 4 and 5 that you operate in the Middle East and Africa, regions that include Syria and Sudan. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about any contacts with Syria and Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, brokers, insurers, reinsurers or other direct or indirect arrangements. For instance, you disclose on page 15 that your top three brokers in 2014, 2015 and 2016 were Aon Corporation, Marsh & McLennan Companies and Willis Group. In publicly available

Ms. Cecilia Blye
August 4, 2017

letters submitted to this agency within the past three years, each of Aon plc, Marsh & McLennan Companies, Inc. and Willis Group Holdings Plc described insurance business relating to Syria and Sudan. You should describe any products, services or payments you have provided to Syria and Sudan, directly or indirectly, and any agreements, arrangements, or other contacts with the governments of those countries or entities they control.
Our Response:
XL and its subsidiaries are strongly committed to complying with U.S., EU and other economic sanctions and export controls applicable to them in the jurisdictions in which they are incorporated and operate, including those in effect against Sudan and Syria, and have implemented a compliance program to reflect and operationalize this commitment. For example, the Code of Conduct (the “Code”), which applies to all employees of XL and its subsidiaries wherever they are located or doing business, sets forth the Group Sanctions and Trade Regulations Policy that all employees are required to review annually and comply with. All employees of XL and its subsidiaries are required annually to acknowledge their review and understanding of, and agreement to comply with, the Code, and to participate in Code training.
XL and its subsidiaries also use internal systems, processes and controls to address economic sanctions and export controls; these controls include, without limitation, training of all employees; review and pre-approval of transactions involving high-risk countries, including Syria and Sudan; transaction screening; and other risk mitigation approaches. XL’s subsidiaries also endeavor to use sanctions exclusion clauses in their reinsurance and insurance contracts to ensure that our clients understand the seriousness with which XL and its subsidiaries view sanctions compliance obligations and to ensure that XL’s subsidiaries do not reinsure or insure risks that would violate applicable economic sanctions or export controls. XL and its subsidiaries also conduct continuing risk-based due diligence throughout the course of their business relationships, such as on renewal of an account, when adjusting or paying a claim or returning premium. Given the risks presented by both Syria and Sudan, XL and its subsidiaries apply enhanced due diligence to any business conducted in these countries.
XL and its subsidiaries do not have, and have never had, any offices or other assets, physical presence, operations, employees or agents in Syria or Sudan. XL and its subsidiaries also have no direct investments in Syria or Sudan. In response to the Staff’s letter, XL conducted a review (the “Review”) to identify any products, services or payments provided to Sudan and Syria during the time period from January 1, 2014 through June 30, 2017 (the “Review Period”) involving XL or its subsidiaries. Based on the Review, XL believes that such contacts with Sudan and Syria are limited as described in the bullets set forth below. All of the contracts, policies and payments described in the bullets below were issued from or made by non-U.S. subsidiaries, and in compliance with economic sanctions and export controls applicable to these non-U.S. entities.

•
Certain of XL’s non-U.S. subsidiaries provided reinsurance coverage to six primary insurers during the Review Period. These insurers (companies unrelated to XL) in turn provided insurance coverage to entities located in Sudan, which include the Government of Sudan or entities controlled by the Government of Sudan. These contracts primarily involved aircraft or marine reinsurance.

Ms. Cecilia Blye
August 4, 2017

•
Certain of XL’s non-U.S. subsidiaries issued four accident and health insurance policies during the Review Period to individuals who have personal addresses in Syria. These policies cover travel while outside of Syria. There were no other business relationships with individuals or entities with addresses located in Syria, including the Government of Syria.

•
From January 1, 2014 to June 30, 2017, the gross premiums written associated with the Sudan business described above totaled less than €2,000,000, and the gross premiums written associated with the Syrian business described above totaled less than €2,000. In the aggregate, these gross premiums written constituted less than 0.1% of XL and its subsidiaries’ total gross premiums written received during this time. In addition, from January 1, 2014 to June 30, 2017, paid losses and related expenses in connection with the Sudan business described above totaled less than €1,000,000 and paid losses with respect to the Syria business described above totaled less than €500.

In addition to the above, XL’s subsidiaries (as subsidiaries of a multinational organization with an ultimate parent located outside the United States) provide insurance and reinsurance products and services, some of which are arranged through insurance brokers such as Aon, Marsh & McLennan and Willis, to many insureds and reinsureds around the world, which may themselves engage in transactions with, may operate in or have other contacts with, Sudan or Syria. To the extent that the global activities of these third parties are, or could be considered to be, direct or indirect contacts with Sudan or Syria, the policies, procedures and controls described above are designed to prevent noncompliance by XL and its subsidiaries with applicable economic sanctions and export controls.
XL currently does not anticipate any change in the nature and extent of its contacts with Syria and Sudan.
General

2.
Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Our Response:
As indicated in the response to Comment 1, the Review confirmed that XL and its subsidiaries have no assets, liabilities or business operations based in Syria or Sudan. It further confirmed that XL and its subsidiaries’ other relationships with these countries are de minimis.

Ms. Cecilia Blye
August 4, 2017

XL believes that the contacts with Syria or Sudan described above would not constitute, on either a quantitative or a qualitative basis, a material investment risk for XL’s security holders. Given the limited nature of the contacts described above and XL and its subsidiaries’ robust compliance program designed to minimize the risk of non-compliance with applicable rules, regulations and reputational risks, XL does not believe that a reasonable investor (including state and municipal governments, universities or other investors) would deem these contacts important in making an investment decision, or that they would have a material impact on XL’s reputation or its share value.
* * * * *
Please call me at +1 (441) 292 8515 if you have questions regarding this letter. Thank you.

Very truly yours,

By: /s/ Kirstin Gould
General Counsel and Secretary
XL Group Ltd

cc:    Suzanne Hayes
Assistant Director
Division of Corporation Finance

Pradip Bhaumik
Special Counsel
Division of Corporation Finance

Satish M. Kini
Debevoise & Plimpton LLP

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